FOR IMMEDIATE RELEASE

Thursday, March 1, 2007

 (No.2007-03-01)

CARMANAH AWARDED $1.4M CONTRACT FOR CANADA'S

LARGEST SOLAR POWER SYSTEM

New building in Charlottetown, Prince Edward Island, to become one of Canada's greenest structures

Victoria, British Columbia, Canada – Thursday, March 1, 2007 - Carmanah Technologies Corporation ("Carmanah") (TSX: CMH) is pleased to announce that the Company has been awarded a contract in the amount of $1,423,402 from Public Works & Government Services Canada (PWGSC) for a 108-kilowatt (kW) solar power system to be installed on the roof of the Jean Canfield Building in Charlottetown, Prince Edward Island.  This installation will become the largest solar power system in Canada.

Currently under construction, the Jean Canfield Building is located on University Avenue, bordering on Fitzroy and Euston Streets in downtown Charlottetown.  The four-storey building will house approximately 500 civil servants and, while maintaining the historical architectural style of downtown Charlottetown, will become a national showcase for sustainable and green design.

The PWGSC is striving to achieve Gold certification for the Jean Canfield building under the LEED (Leadership in Energy and Environmental Design) Green Building Rating System - the nationally accepted benchmark for the design, construction and operation of high-performance green buildings.

“Carmanah is proud to supply the PWGSC with a custom-designed, turnkey solar power system that will help make the Jean Canfield Building one of the most environmentally friendly buildings in Canada,” states Art Aylesworth, Carmanah’s CEO.  “LEED-certified buildings are 44 per cent more energy efficient on average than conventional buildings; this is a testament to what we can achieve toward the reduction of fossil fuel use and greenhouse gas emissions using today’s sustainable energy technologies.”

Carmanah’s state-of-the-art 108 kW grid-tie solar power system will be connected to both conventional electricity grid as well as an array of more than 500 Sanyo solar modules.  This system will also include web-based monitoring technology that will provide live content to a lobby display, enabling visitors to view the system’s energy generation performance in real time.

As Canada’s largest solar power company, Carmanah has designed and installed many of the country’s largest solar power systems including a 100 kW solar rooftop array at Exhibition Place in Toronto, Ontario, in 2006.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies.  The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: +1 (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.